[LETTERHEAD OF ROGERS & HARDIN LLP]

WRITER’S DIRECT DIAL NUMBER (404) 420-4646 WRITER’S E-MAIL ADDRESS LAG@RH-LAW.COM
December 13, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

Re:	Verso Technologies, Inc. Registration Statement on Form S-3 Filed November 3, 2006 File Number 333-138429
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended (the “Securities Act”), we transmit herewith for filing a conformed copy of the Company’s Amendment No. 1 to its Registration Statement on Form S-3/A (No. 333-138429), including all exhibits thereto (the “Amendment” and the registration statement to which the Amendment relates, the “Registration Statement”). The Amendment has been marked to show the changes effected to the Registration Statement in accordance with Rule 310 of Regulation S-T.
     The Amendment is being filed with the Commission primarily in response to comments of the Staff contained in the letter from Mark P. Shuman to Steven A. Odom dated November 30, 2006. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s November 30, 2006 comment letter.
Form S-3
     1. The Company has considered consolidating the offerings represented by the Registration Statement and its recently declared effective registration statements (the “Concurrent Registration Statements”) under Rule 429 of the Securities Act and has determined not to do so because, although two of the Concurrent Registration Statements and the Registration Statement register for resale shares held by the WSECI shareholders, the Concurrent Registration Statements and the Registration Statement also register for resale shares held by

Securities and Exchange Commission
December 13, 2006

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several other selling shareholders to whom the Company owes varying registration obligations. The Company believes that consolidating the Concurrent Registration Statements and the Registration Statement will be problematic to the Company as it endeavors to satisfy such varying registration obligations. Accordingly, the Company has revised the cover page of the Registration Statement to include disclosure regarding the Concurrent Registration Statements.
Cover Page
     2. In response to the Staff’s comment, the Company has revised the cover page of the Registration Statement to include disclosure about the Concurrent Registration Statements.
Where You Can Find More Information, page 15
     3. As requested by the Staff, the section “Where you can find more Information” in the Registration Statement has been revised to include all filings that are required to be incorporated by reference.
Item 17. Undertakings
     4. The Company is not relying on Rule 430B with respect to the Registration Statement, and the reference thereto was inadvertently included in the initial filing. In response to the Staff’s comment, Item 17 of the Registration Statement has been revised to delete all undertakings which are required in connection with reliance on Rule 430B.
     Any comments or questions regarding this letter or the Amendment should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.
Sincerely,
/s/ Lori A. Gelchion
Lori A. Gelchion

cc:	Hugh Fuller, Esq. Daniel Lee, Esq.